1600 - 409 Granville St. Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Cusac Announces Mailing of Notice for Debentureholder Meeting

Vancouver, BC, February 13, 2008, Cusac Gold Mines Ltd. (TSX: CQC; OTCBB: CUSIF, the “Company” or “Cusac”), reports that further to the Company’s news release dated December 19, 2007, issued in connection with the proposed Plan of Arrangement with Hawthorne Gold Corp. (“Hawthorne”), that Cusac has mailed a notice of a meeting (the “Notice”) to the registered holders (the “Cusac Debentureholders”) of the Company’s 11% secured convertible debentures (the “Cusac Debentures”). Such meeting of the Cusac Debentureholders will be held at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, on March 14, 2008 at 11:00 a.m., local time, for the following purposes:

1.

To consider, pursuant to an order of the Supreme Court of British Columbia and, if deemed advisable, to pass a special resolution with or without variation, authorizing, approving and adopting a statutory plan of arrangement under section 288 of the Business Corporation Act (British Columbia) among Cusac and its securityholders, and involving Hawthorne and 0811381 B.C. Ltd., a wholly-owed subsidiary of Hawthorne, providing for, inter alia, the acquisition of 100% of the Cusac Debentures by Hawthorne on the basis set forth in the Management Information Circular (the “Circular”), a copy of which Cusac anticipates to send to holders of record of Cusac Debentures under cover of a separate letter in the week of February 18, 2008;

2.

To consider any amendment to or variation of any matter identified in the Notice; and

3.

To transact such other business as may be properly brought before the Cusac Debentureholders at the meeting of the Cusac Debentureholders or any adjournment thereof.

A copy of the Notice is attached to this news release.

About Cusac Gold Mines Ltd.

Founded in 1966 by respected mining leader Guilford Brett, Cusac is a junior gold exploration and past- producing company focused primarily on the Cassiar Gold Property, a 175 square kilometer package of mineral claims located in north central British Columbia, Canada. The Cassiar Gold Property hosts a number of gold assets, including the Taurus Deposit, the fully permitted Table Mountain Gold Mine and the Taurus II early state exploration area.

CUSAC GOLD MINES LTD.	For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
PER:	Email:	info@cusac.com
	Web:	www.cusac.com

David H. Brett
President &
CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Cusac Gold Mines Ltd.

c/o 1600 – 409 Granville Street
Vancouver, BC V6C 1T2
Facsimile (604) 682-7576

NOTICE OF MEETING OF DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN THAT a meeting (the “Cusac Debentureholder Meeting”) of holders of the

11% secured convertible debentures (the “Cusac Debentures”) of CUSAC GOLD MINES LTD. (“Cusac”) will be held at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E

4N7, on March 14, 2008 at 11:00 a.m., local time, for the following purposes:

1.

To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Cusac Debentureholder Arrangement Resolution”), with or without variation, authorizing, approving and adopting a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporation Act (British Columbia) (the “BCBCA”) among Cusac and its securityholders, and involving Hawthorne Gold Corp. (“Hawthorne”) and 0811381 B.C. Ltd. (“HawthorneSub”), providing for, inter alia, the acquisition of 100% of the Cusac Debentures by Hawthorne on the basis set forth in the Management Information Circular (the “Circular”), a copy of which Cusac anticipates to send to holders of record of Cusac Debentures under cover of a separate letter in the week of February 18, 2008;

2.

To consider any amendment to or variation of any matter identified in this Notice; and

3.

To transact such other business as may be properly brought before the Cusac Debentureholder Meeting or any adjournment thereof.

All registered debentureholders of Cusac are entitled to attend and vote at the Cusac Debentureholder Meeting in person or by proxy. Cusac anticipates to send the form of the proxy to holders of record of Cusac Debentures under cover of a separate letter in the week of February 18, 2008. The Board of Directors of Cusac requests all Cusac Debentureholders who will not be attending the Cusac Debentureholder Meeting in person to read, date and sign the proxy and deliver or fax it to Cusac’s office at the address or fax number listed above. If a Cusac Debentureholder does not deliver a proxy as aforesaid on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the Cusac Debentureholder Meeting or any adjournment thereof, the Cusac Debentureholder will not be entitled to vote at the Cusac Debentureholder Meeting by proxy. Only Cusac Debentureholders of record at the close of business on February 8, 2008 will be entitled to vote at the Cusac Debentureholder Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 18, 2007 (the “Arrangement Agreement”) among Cusac, Hawthorne and HawthorneSub. The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder and debentureholder approval pursuant to the Interim Order of the Court. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices “C” and “G”, respectively, to the Circular.

Holders of record of Cusac Debentures who are unable to attend the Cusac Debentureholder Meeting in person and who wish to ensure that their Cusac Debentures will be voted at the Cusac Debentureholder Meeting are requested to complete, sign and date the form of the proxy and deliver it by hand or e-mail in accordance with the instructions set out in the form of the proxy and in the Circular.

Cusac anticipates that the Circular and form of the proxy will be sent to holders of record of Cusac Debentures under cover of a separate letter in the week of February 18, 2008.

DATED at the City of Vancouver, Province of British Columbia, this 12th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “David H. Brett”

President, CEO and Director